March 30, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-7010

Re:          Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2009
File No. 1-4887

Dear Mr. Hartz:

We are in receipt of your letter dated March 18, 2010 regarding your review of Form 10-K for fiscal year ended May 31, 2009 and our response dated March 2, 2010.  Our response is provided below.

FORM 10-K FOR FISCAL YEAR ENDED MAY 31, 2009

1.
We note your response to prior comment 1, regarding the request for supplemental information and are in receipt of this information.  A review of your materiality assessment indicates that your company’s business is primarily manufacturing, with a material mining component.  Vertically integrated businesses, such as your cement facilities are evaluated based on the mining and all processing operations to the point of significant sales.  This does not change your present industrial classification, but your disclosure should conform to Industry Guide 7 as it applies to your industrial mineral operations.  Your proposed disclosure, as provided supplementally, will address this.  Please apply this proposed disclosure to your future filings.

We will apply the proposed disclosure to our future filings.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11. Condensed Consolidating Financial Information, page 19

2.
We note your response to prior comment 3.  Please tell us how you reached the conclusion that the cash flow classification is not material.  Please note that condensed consolidating financial statements under rule 3-10 of Regulation S-X are allowed in lieu of full financial statements for the guarantor subsidiaries as an accommodation.  Please provide your assessment of the materiality of the intercompany receivables and payables currently classified in operating activities for each period presented.

As discussed with Bret Johnson on March 22, 2010, we will change the classification to financing activities in the statement of cash flows prospectively in future filings.

Please let me know if you have any further questions or comments about the responses above.

Sincerely,

Kenneth R. Allen
Vice President – Finance